UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: The CNL Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

450 South Orange Avenue, Orlando, FL 32801

Telephone Number (including area code): (407) 540-2764

Name and address of agent for service of process:

J. Grayson Sanders

CNL Fund Management Company

450 South Orange Avenue,

Orlando, FL 32801

Copy to:

Martha J. Hays, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 49th Floor

Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Orlando and the State of Florida on the 20th day of February 2007.

The CNL Funds

By:	/s/ J. Grayson Sanders
J. Grayson Sanders
Trustee

Attest:	/s/ Beverly A. Allen
Beverly A. Allen